W. SCOTT LAWLER

ATTORNEY AT LAW

4960 S. GILBERT ROAD, SUITE 1-111
CHANDLER, AZ 85249
TELEPHONE: 602-466-3666

W. SCOTT LAWLER, ESQ.
ADMITTED IN ARIZONA AND CALIFORNIA

June 14, 2012

Securities and Exchange Commission
Attn: Mr. John Coleman
100 F. Street N. E.
Washington D. C. 20549-7010

> Re: Braeden Valley Mines ("Company"), Geology Report

Dear Mr. Coleman:

Per the Comment letter for the Company dated February 29, 2012, specifically comment #12, I have enclosed hereto the Geology Report for Braeden Valley Mines. In addition for your information the Company's engineer, Mr. Terry Heard, is available to discuss which specific terms, paragraphs or sections in the registration statement that are to lengthy and overly technical. Mr. Heard can be reached at 604-377-0499.

If you have any comment or question please feel free to call me immediately.

Sincerely,



W. Scott Lawler, Esq.